Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement No. 333-191772

Free Writing Prospectus dated November 6, 2013

Fantex, Inc.

On November 1, 2013, Fantex, Inc.’s Chief Executive Officer, Cornell “Buck” French, participated in interviews with several media outlets. These interviews were broadcast, either live or taped, in part or in whole, via radio or the internet by each of 740 The Game and Washington Post (collectively, the “Broadcasts”). Each of the Broadcasts references an initial public offering (the “Offering”) of the Fantex Series Arian Foster Convertible Tracking Stock (“Fantex Series Arian Foster”) of Fantex, Inc. (referred to in this filing as “we,” “us” or the “Company”), which Offering is covered by the Registration Statement on Form S-1 (File No. 333-191772), as amended (the “Registration Statement”), that we filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. However, and as described further below under “Corrections and Clarifications,” the Broadcasts contain certain factual inaccuracies and inconsistencies with the information contained in the Registration Statement.

The broadcast transcript attached as Annex A was originally broadcast by 740 The Game (“The Game Broadcast”) and the broadcast transcript attached as Annex B was originally broadcast by Washington Post (the “Post TV Broadcast”).

The Broadcasts were not prepared by or reviewed by the Company or any other offering participant prior to their publication. The publishers of the Broadcasts are not affiliated with the Company. The Company made no payment and gave no consideration to the publishers in connection with the Broadcasts or any other Broadcasts by the publishers concerning the Company. With the exception of statements of Mr. French or derived from the Company’s Registration Statement, the Broadcasts represented the authors’ opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Broadcast or contained herein only after carefully evaluating all of the information in the Company’s Registration Statement and the other documents incorporated by reference into such Registration Statement.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes that portions of The Game Broadcast discuss the reservation process: “So, reservations will actually open next week, and an individual can go to Fantex.com, create, register for an account, fund their account, and then, when the reservation period opens next week, they could actually reserve the shares. Once the S-1, the security is declared effective by the SEC, then the transaction is actually complete and they would get the shares in exchange for $10 per share,” and “reservations will open next week….” The Company has not determined when the reservation period will begin. Fantex Brokerage Services, LLC (“FBS”) is an affiliate of the Company and a registered alternative trading system. Potential investors can currently go to Fantex.com, open and fund an account with FBS, but cannot place orders, or reservations, for the Offering of Fantex Series Arian Foster tracking stock. The Offering will not be considered sold until any reservations have been accepted by FBS. FBS will provide an electronic notice of effectiveness of the Registration Statement to potential investors, at the email address on file with FBS, at least eight hours prior to accepting and confirming orders, which will be the final notice of the opportunity to withdraw a reservation. Following such eight hour period, or at such later time as determined by the Company and FBS, FBS will send potential investors an electronic notice of acceptance at the email address on file with FBS. Reservations will be deemed accepted orders following such confirmation by FBS.  If demand for the offering is higher than the number of shares being offered, investors might not be allocated all of the shares reserved. If demand for the offering is less than the number of shares being offered, Fantex, Inc. may cancel the offering.  Please see the section of the Registration Statement entitled “Underwriting (Conflicts of Interest)” for a more detailed description of the Offering process.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, the Company’s expectations regarding the commencement or completion of the offering, future ABI under its brand contract with Arian Foster, including longevity of his career, the Company’s ability to build a portfolio of brands, the ability to contribute to Arian Foster’s efforts to build brand value, expectations for the use of the net proceeds from the Offering, financial condition, liquidity, achievements, goals, prospects, growth and strategies, plans, dividends, capital structure, market opportunities and the trends that may affect the Company or Arian Foster. The Company generally identifies forward-looking statements by words such as “expect,” “may,” “might,” “will,” “would,” “develop,” “shape,” “could,” “should” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties, which include without limitation, those discussed under the section entitled “Risk Factors” in the Registration Statement. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed a registration statement (including a prospectus) with the SEC for the Offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in this Offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Transcript of 740 The Game interview broadcast on November 1, 2013

MEDIA:	Radio
SHOW:	The Beat of Sports
SUBJECT:	Buck French, CEO of Fantex

Marc Daniels, Host:

You may have read, seen, heard about something unique in sports, and it’s a company called Fantex, and you may have heard about Arian Foster—and now they’ve added another athlete—and kind of said, “What is that, and is it fantasy football?” No, it’s not. It’s for real, and we get a chance to talk to the CEO of Fantex. Buck French joins us, and we appreciate the time, Buck, thank you for joining us. How are you today on this Friday?

Buck French, Chief Executive Officer, Fantex Holdings, Inc.:

I’m doing great. How are you?

Daniels:

Good. Let’s give some background for those that don’t know what Fantex is. Give me an idea and our audience—what is Fantex?

French:

Sure. So, Fantex, at its core, is a brand-building company. We sign a contract with a professional athlete—in this case, with Arian Foster—and in that contract, we basically define out what makes up his branding, makes up his brand income—things like his playing contract, endorsements, also his post-career potential brand income—and we are paying Arian Foster $10 million in exchange for 20 percent of that future brand income. And, in order to fund the $10 million, we created a tracking stock that we will be offering on Fantex.com in the future.

Daniels:

All right, and that allows anybody to purchase stock in Arian Foster—and I guess you’ve added another athlete as well. So, what could somebody do, fan investment person, and say, hey, wait a minute, I want to buy stock; what’s that process like? When would that be available? What type of per share value are we talking about?

French:

So, reservations will actually open next week, and an individual can go to Fantex.com, create, register for an account, fund their account, and then, when the reservation period opens next week, they could actually reserve the shares. Once the S-1, the security is declared effective by the SEC, then the transaction is actually complete and they would get the shares in exchange for $10 per share.

Daniels:

So, this is kind of like a regular IPO. Give me some background as to the process that you’ve had to go through with the SEC to make this trade. It’s not that simple to do something like that, so how challenging has that been, and what kind of skepticism have you heard from people that said, well, I’m not quite sure about this? What’s that been like the last few months?

French:

Well, it is a real security, absolutely, and the uniqueness of it is that it’s being offered on Fantex.com versus going to an E*TRADE or a Fidelity, so that’s kind of the unique twist on it. The SEC process has been very straightforward, although they’re doing their job, which is making sure that everything, all the risks are exposed and known to the potential investors, and we’ve been working to comply with all of those rules and regulations to make sure that people have a full disclosure of the pros and cons about getting involved in a tracking stock like we’re offering.

Daniels:

How would I, for example, make money? Obviously, you put an IPO out there, I determine do I want to invest—am I selling my stock like anybody else sells stock? How does that work where I, as the investor, can make money and lose money?

French:

Exactly—you can make or lose. So, yes, it’s similar to a traditional way you would make or lose money with a security. If the demand is higher than the supply, then the stock could rise. If it’s the inverse, it will go down. And so, you could make money that way or lose money. And, also, the security, we have the expectation to pay dividends if and when declared by the board, but we do expect to pay out dividends in the future, so those are kind of the two traditional ways anyone would make money on a security, or lose money, for that matter.

Daniels:

What’s the long-term view on this? You’ve signed not just Arian Foster, Vernon Davis. Do you expect, in five years, 10 years, many more athletes? Is this something that you think has big play potential?

French:

So, our goal is to sign more athletes across the world of sports and also to enter into the entertainment sector, so those are our goals at which—you know, if you look at the management team that’s running Fantex, we’ve all been very successful in building businesses from scratch, so we’re excited to take on this challenge.

Daniels:

There’s a risk in any investment. A company could go broke and the value of your share can drop to nothing. With athletes, injury has to be the biggest fear for something like this, correct?

French:

It’s one of several risk factors associated with the security, for sure. That is one of them.

Daniels:

You said, if I’m correct, that it’s a $10 million for the athlete. Is that something that’s set for a specific reason? Is that part of your formula when it comes to selling that value? Is that a set number? Or, could it rise or be smaller for future athletes?

French:

It depends on the athlete’s brand, and we basically did how you would value any asset—in this case, the contract value. We looked at, we projected out what we thought the potential cash flows were associated with that contract that we would potentially earn, and then we applied a risk rate to those different cash flows to come up with a present value—again, just straight, normal, how you would value an asset. And then, in that process, we negotiated the purchase price, and then we negotiated the percentage of that value we were acquiring—and, in this instance, it was 20 percent. So, those variables could be different depending on the athlete’s brand.

Daniels:

Arian Foster and Vernon Davis are established brand names in the National Football League, and I’m kind of gauging what the future might be like. An out-coming college and soon-to-be rookie—I mean, investments have all sorts of risk and you want to hop on before—is that something, also, in the future when it comes to being able to invest in players that may not be the established name, but the opportunity of and risk-reward of an incoming rookie?

French:

Sure. I mean, our goal is to sign not just athletes across sports but at different stages of their development from a brand perspective. So, clearly, a younger, emerging athlete and brand is going to be a higher risk than a more established, where you can see it, have a track record, body of work. We’re also looking to sign athletes in their post-career where they’ve created a brand. Take a—not that we’re in discussions, but take a Michael Strahan, for example. So, we kind of view the brand arc as from beginning to establishment to then what is that post-career brand? Do they transcend the athlete brand and actually become a brand on their own?

Daniels:

Buck, what’s the feedback you’ve gotten both from Wall Street, the investing side, and sports, and perhaps what critics are saying? What has been that discussion that you have responded back to?

French:

I’m sorry; maybe I don’t understand the question. Can you ask me one more time?

Daniels:

Well, first, on Wall Street; what’s the feedback you’re getting on Wall Street and from the investment side? This is different. I mean, it’s not a new company that you invest in, so I’m just curious what some of Wall Street and the money side is saying about your concept here? Let’s start with them first. What kind of feedback have you gotten?

French:

So, generally positive; whether I’ve talked on CNBC or some other outlets, they highlight the risk, and it’s just the uniqueness of it means it’s new, and people are still wrapping their arms around how is it going to work. But I think, in general, the feedback has been positive.

Daniels:

I’ve seen some people that have been critics—and maybe that’s my mistake; I combined the question before—but what do you say to those that say, listen, this is really risky and a player could be injured at any time? To those critics, what’s your response, and is it more of an investment response and not necessarily a sports response, that there’s risk in any type of investment?

French:

Well, there is. That’s why every security that’s created has to create a prospectus and an S-1 to disclose those risks. So, every business—ours is risky because it’s unique and new and has a unique set of risk factors versus a different, more established business, but all securities come with risk. And it really comes down to the investor’s perspective on risk versus reward from the opportunity side, the question of what can Fantex, Inc. do with the brand and can we develop a brand that transcends sport into the point of where it does have a longevity associated with its post-career? That’s really our business. And so, at the end of the day, can we take these interesting, unique brands like an Arian Foster and can we help, using traditional brand marketing techniques which have never really been applied before, in a general sense, to an athlete brand, and actually help shape it such that it does have a post-career? That’s really the opportunity versus the risk of injury and all the other stuff.

Daniels:

Last question—I asked you before, but do repeat—for those that are interested, give me a time frame, again, about the IPO that becomes available and when somebody can actually own stock. What time frame are we looking at?

French:

Sure, so, reservations will open next week, and that process, we will take, basically, interest from the market, who wants to reserve shares, and then once we’ve filled up and had reservations that covered the amount of shares, and the SEC says the S-1 one can be effective, we will close the transaction.

Daniels:

You can go to Fantex.com to get details—that’s F-A-N-T-E-X.com. It’s unique. It’s different. Could be part of the future—who knows. We’ll see. Buck French is the CEO of Fantex, sharing some of the details.

Buck, thank you very much. Best of luck.

French:

Thank you. Appreciate it.

* * * * *

Annex B

Transcript of Washington Post interview broadcast on November 1, 2013

MEDIA:	Webcast
STATION:	Washington Post
TIME:	09:30 AM PT
PROGRAM:	Post TV
SUBJECT:	Buck French, CEO of Fantex

Nia-Malika Henderson, Host:

By the numbers here, he might have to make something like $50 to $100 million for you guys to recoup the $10 million. Do you think that’s possible? What’s your sense?

Buck French, Chief Executive Officer, Fantex Holdings, Inc.:

So, we, as you would value any asset—the asset being the contract that we’ve signed with Arian Foster in which the tracking stock is linked to the value and the performance of that contract—so, what we’d do is you model out his potential cash flow streams. So, it’s in the prospectus, but what are his comparable running backs? So, you have to figure out how long does he, potentially, will he play. We looked at comparable running backs who have retired in the last 15 years that had been a Pro Bowl player, rushed for over 1,000 yards in three of their first four seasons—the attributes that Arian has reflected at this point from a professional career. That modeled out to 10.5 years. He didn’t play in his first year, so we added a year. So, we basically modeled his career—because you can’t play, like, half a season, per se—so we modeled his career at 12 years that he potentially could play, and then we looked at what comparable running backs made at his next contract. So, he’s under contract now, and then what, at his next contract point, what did other people from that data set type of contracts did they make at that point in their career? And so, we modeled out that cash flow, and then we looked at his post-career: if he became a broadcaster or did different things, what, potentially, could he make? And then, so, once you get that gross number forecasted out, then we discounted it based on risk.

B-1